SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

           If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Attached hereto as Exhibit 99.1 is an Investor News issued by Fresenius Medical Care AG & Co. KGaA on April 7, 2008 announcing that the United States District Court for the Northern District of California issued orders in the long standing patent case initiated by the Company to establish the invalidity of certain patents claims alleged to apply to the Company’s 2008K hemodialysis machines in the United States.

EXHIBITS

Exhibit 99.1	Investor News issued April 7, 2008

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 7, 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

	By:	/s/ DR. BEN J. LIPPS

Name: Dr. Ben J. Lipps
Title: Chief Executive Officer and
Chairman of the Management Board

	By:	/s/ LAWRENCE A. ROSEN

Name: Lawrence A. Rosen
Title: Chief Financial Officer